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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Sentry Technology Corporation
(Name of Issuer)

Common Stock, par value $.001
(Title of Class of Securities)

81731K-10-1
(CUSIP Number)

William A. Perlmuth, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, NY 10038-4982
212-806-5860
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 28, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No.: 81731K-10-1

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (entities only) William A. Perlmuth, Esq.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) [ ] (a) [ X ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	5,763,952 (including 5,740,915 shares held by trusts of which Mr. Perlmuth is sole trustee) None 5,763,952 (including 5,740,915 shares held by trusts of which Mr. Perlmuth is sole trustee) None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,763,952 (including 5,740,915 shares held by trusts of which Mr. Perlmuth is sole trustee)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.78%

14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 4. Purpose of Transaction

Mr. Perlmuth, both individually and as trustee of the Trusts, beneficially owns less than 5% of the outstanding shares of Common Stock of the Issuer and accordingly is no longer subject to the requirement to file a Schedule 13D statement.

Item 5. Interest in Securities of the Issuer

Mr. Perlmuth is the sole owner of 23,037 shares of Common Stock, which he owns directly.

By reason of his serving as sole Trustee of each of the Trusts, Mr. Perlmuth has sole power to vote and sole power to dispose of the 5,740,915 shares of Common Stock owned by the Trusts. Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Mr. Perlmuth (by virtue of having such power) is deemed to be the “beneficial owner” of such shares. Mr. Perlmuth has no personal pecuniary interest in any of such shares.

Jayne P. Minasy, Karen Minasy Hatgis, Keith Minasy and Kathy Minasy Nicolette are the sole beneficiaries of their respective trusts.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date

March 17, 2006

Signature

By: /s/ William A. Perlmuth
William A. Perlmuth, individually and as
Trustee of the Trust F/B/O Jayne P. Minasy,
Trust F/B/O Karen Minasy Hatgis, Trust F/B/O Keith Minasy and
Trust F/B/O Kathy Minasy Nicolette